MOUNTAIN LAKE ACQUISITION CORP.

930 Tahoe Blvd STE 802 PMB 45

Incline Village, NV 89451

December 10, 2024

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Mountain Lake Acquisition Corp.

Registration Statement on Form S-1

File No. 333-281410

Ladies and Gentlemen:

Reference is made to the letter, filed as correspondence via EDGAR on December 6, 2024 by Mountain Lake Acquisition Corp. (the “Registrant”), in which the Registrant requested the acceleration of the effective date of the above-referenced Registration Statement for 4:00 p.m., Eastern time, on December 10, 2024, in accordance with Rule 461 under the Securities Act of 1933, as amended.

The Registrant no longer requests that such Registration Statement be declared effective at this time and hereby formally withdraws its request for acceleration of the effective date.

Thank you for your assistance in this matter.

Very truly yours,

MOUNTAIN LAKE ACQUISITION CORP.

By:	/s/ Paul Grinberg
	Name:	Paul Grinberg
	Title:	Chief Executive Officer and Chairman of the Board